UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Acadia Healthcare Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

00404A109

(CUSIP Number)

Christopher L. Howard

Executive Vice President, General Counsel and Secretary

Acadia Healthcare Company, Inc.

830 Crescent Centre Drive, Suite 610

Franklin, Tennessee 37067

(615) 861-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 00404A109	Page 2 of 22

1.	Names of Reporting Persons. Joey A. Jacobs
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,112,110 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,112,110 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,112,110 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 3 of 22

1.	Names of Reporting Persons. Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 308,825 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 308,825 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,825 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 4 of 22

1.	Names of Reporting Persons. Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 308,824 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 308,824 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,824 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 5 of 22

1.	Names of Reporting Persons. Brent Turner
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 278,811 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 278,811 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 278,811 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 6 of 22

1.	Names of Reporting Persons. Elizabeth Grace Turner 2011 Vested Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 103,126 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 103,126 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,126 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 7 of 22

1.	Names of Reporting Persons. William Jesse Turner 2011 Vested Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 103,126 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 103,126 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,126 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 8 of 22

1.	Names of Reporting Persons. Ronald M. Fincher
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 140,648 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 140,648 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,648 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 9 of 22

1.	Names of Reporting Persons. Ras W. Fincher II Trust u/a/d 9/13/11
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,847 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,847 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,847 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 10 of 22

1.	Names of Reporting Persons. Morgan M. Fincher Trust u/a/d 9/13/11
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,847 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,847 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,847 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 11 of 22

1.	Names of Reporting Persons. Cody C. Fincher Trust u/a/d 9/13/11
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,847 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,847 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,847 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 12 of 22

1.	Names of Reporting Persons. Jack E. Polson
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 195,943 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 195,943 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,943 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 13 of 22

1.	Names of Reporting Persons. Jack E. Polson Family 2013 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 51,084 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 51,084 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,084 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 14 of 22

1.	Names of Reporting Persons. Christopher L. Howard
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 229,777 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 229,777 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,777 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 15 of 22

1.	Names of Reporting Persons. Danny E. Carpenter
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 63,384 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 63,384 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,384 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 16 of 22

1.	Names of Reporting Persons. Robert W. Swinson
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 86,611 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 86,611 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,611 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 17 of 22

1.	Names of Reporting Persons. Fred T. Dodd, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 86,850 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 86,850 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,850 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 18 of 22

1.	Names of Reporting Persons. Randall P. Goldberg
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,612 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,612 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,612 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ beneficial ownership interest in the Common Stock, par value $0.01 per share (the “Common Stock”), of Acadia Healthcare Company, Inc. (the “Company”). The Company’s principal executive offices are at 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: (i) Joey A. Jacobs; (ii) the Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011 (the “Jeremy Jacobs Trust”); (iii) the Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011 (the “Scott Jacobs Trust”) (iv) Brent Turner; (v) the Elizabeth Grace Turner 2011 Vested Trust (the “Elizabeth Turner Trust”); (vi) the William Jesse Turner 2011 Vested Trust (the “William Turner Trust”); (vii) Ronald M. Fincher; (viii) the Ras W. Fincher II Trust u/a/d 9/13/11 (the “Ras Fincher Trust”); (ix) the Morgan M. Fincher Trust u/a/d 9/13/11 (the “Morgan Fincher Trust”); (x) the Cody C. Fincher Trust u/a/d 9/13/11 (the “Cody Fincher Trust”); (xi) Jack E. Polson; (xii) the Jack E. Polson Family 2013 Grantor Retained Annuity Trust (the “Polson Family Trust”); (xiii) Christopher L. Howard; (xiv) Danny E. Carpenter; (xv) Robert W. Swinson; (xvi) Fred T. Dodd, Jr.; and (xvii) Randall P. Goldberg (collectively, the “Reporting Persons”).

The Reporting Persons have previously filed statements on Schedule 13G with respect to the Common Stock reported on this Schedule 13D. As a result of the Stockholders Agreement (as defined in Item 4 below), the Reporting Persons, the affiliates of Waud Capital Partners, L.L.C. listed below (“Waud Capital Partners”) and the investment funds affiliated with Bain Capital Partners, LLC listed below ( “Bain Capital” and collectively with the Reporting Persons and Waud Capital Partners, the “Investment Group”) may be deemed to be a group pursuant to Rule 13d-5(b)(1) of the Act with respect to the Common Stock. As further described in Item 4 below, the Reporting Persons are filing this Schedule 13D to report the addition of new members to the “group.” Because the new members own greater than 2% of the outstanding Common Stock of the Company, the Reporting Persons are no longer eligible to report their ownership on Schedule 13G.

Waud Capital Partners	Bain Capital
Waud Capital Partners II, L.P.	Bain Capital Fund VIII, LLC
Waud Capital Partners QP II, L.P.	Bain Capital VIII Coinvestment Fund, LLC
WCP FIF II (Acadia), L.P.	BCIP Associates III, LLC
Waud Capital Partners III, L.P.	BCIP Associates – G
Waud Capital Partners QP III, L.P.	BCIP Associates III-B, LLC
WCP FIF III (Acadia), L.P.	BCIP T Associates III, LLC
Waud Capital Affiliates II, LLC	BCIP T Associates III-B, LLC
Waud Capital Affiliates III, LLC	RGIP, LP
Waud Family Partners, L.P.
Reeve B. Waud 2011 Family Trust
Waud Capital Partners, LLC
Crystal Cove LP
Reeve B. Waud
Melissa Waud

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2015, a copy of which is attached as Exhibit 1 to this statement, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) The address of the principal business office of the Reporting Persons is c/o Acadia Healthcare Company, Inc., 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067.

(c)

Reporting Person	Occupation/Relationship to Issuer
Joey A. Jacobs	Chief Executive Officer
Brent Turner	President
Ronald M. Fincher	Chief Operating Officer
Christopher L. Howard	Executive Vice President, General Counsel and Secretary
Fred T. Dodd, Jr.	Chief Compliance Officer
Randall P. Goldberg	Vice President - Business Development
Jack E. Polson	Former Chief Financial Officer and Executive Vice President
Danny E. Carpenter	Former Division Chief Financial Officer
Robert W. Swinson	Former Division Chief Financial Officer

(d)-(e) In the last five years, no Reporting Person has, to the best of their knowledge, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Jeremy Jacobs Trust, the Scott Jacobs Trust, the Elizabeth Turner Trust, the William Turrner Trust, the Ras Fincher Trust, the Morgan Fincher Trust, the Cody Fincher Trust and the Polson Family Trust were organized under the laws of the State of Tennessee.

Messrs. Waud, Jacobs, Turner, Fincher, Polson, Howard, Carpenter, Swinson, Dodd and Goldberg are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Stock held by certain of the Reporting Persons was distributed by Acadia Healthcare Holdings, LLC (“Holdings”) in a pro rata distribution in respect of their ownership interests in Holdings prior to the merger of the Company and PHC, Inc. on November 1, 2011. In addition, certain of the Reporting Persons have received, from time to time, shares of Common Stock from the Company as equity-based awards granted under the Company’s Incentive Compensation Plan for serving as officers or employees of the Company. Certain of the Reporting Persons are trusts that hold shares gifted by certain of the Reporting Persons.

Item 4. Purpose of Transaction.

On October 29, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Company, Copper Acquisition Co., Inc., a newly formed Delaware corporation wholly owned by the Company (“Merger Sub”), and CRC Health Group, Inc., a Delaware corporation (“CRC”), pursuant to which, among other things, Merger Sub would be merged with and into CRC, with CRC surviving (the “Merger”). Bain Capital owned approximately 98% of the capital stock of CRC prior to the consummation of the Merger. The Merger was consummated on February 11, 2015. The Reporting Persons entered into an amended and restated stockholders agreement (the “Stockholders Agreement”) with the Company, Waud Capital Partners and Bain Capital on October 29, 2014. The Stockholders Agreement became effective on February 11, 2015, in connection with the closing of the Merger. The Reporting Persons and Bain Capital agreed to vote their shares of Common Stock (and any other voting securities of the Company over which they have voting control) in favor of a nominee to the Company’s board of directors to be designated by Waud Capital Partners in accordance with the terms of the Stockholders Agreement.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to management or the board of directors of the Company, other stockholders of the Company or other third parties regarding such matters. Subject to certain limitations in the Stockholders Agreement, the Reporting Persons retain the right to, from time to time, acquire additional Common Stock or other security of the Company, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law. Subject to certain limitations in the Stockholders Agreement and depending on market conditions and other factors, the Reporting Persons may acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, dispose of all or a portion of their holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person (based on 65,996,092 shares of Common Stock outstanding as of February 11, 2015). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding
Joey A. Jacobs(1)	392,920	*	%
Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011	308,825	*	%
Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011	308,824	*	%
Brent Turner(2)	72,559	*	%
Elizabeth Grace Turner 2011 Vested Trust	103,126	*	%
William Jesse Turner 2011 Vested Trust	103,126	*	%
Ronald M. Fincher	140,648	*	%
Ras W. Fincher II Trust u/a/d 9/13/11	33,847	*	%
Morgan M. Fincher Trust u/a/d 9/13/11	33,847	*	%
Cody C. Fincher Trust u/a/d 9/13/11	33,847	*	%
Jack E. Polson(3)	144,859	*	%
Jack E. Polson Family 2013 Grantor Retained Annuity Trust	51,084	*	%
Christopher L. Howard	229,777	*	%
Danny E. Carpenter	63,384	*	%
Robert W. Swinson	86,611	*	%
Fred T. Dodd, Jr.	86,850	*	%
Randall P. Goldberg	18,612	*	%

Total for Reporting Persons	2,212,746	3.4%

*	Less than 1%
(1)	Does not reflect an additional 719,190 shares of Common Stock that Mr. Jacobs may be deemed to beneficially own as trustee of the Jeremy Brent Jacobs GST Non-Exempt Trust U/A/D 04-26-2011, the Scott Douglas Jacobs GST Non-Exempt Trust U/A/D 04-26-2011, the Ras W. Fincher II Trust U/A/D 09-13-2011, the Morgan M. Fincher Trust U/A/D 09-13-2011 and the Cody C. Fincher Trust U/A/D 09-13-2011.
(2)	Does not reflect an additional 206,252 shares of Common Stock that Mr. Turner may be deemed to beneficially own as the husband of the trustee of the Elizabeth Grace Turner 2011 Vested Trust and the William Jesse Turner 2011 Vested Trust.
(3)	Does not reflect an additional 51,084 shares of Common Stock that Mr. Polson may be deemed to beneficially own as trustee of the Jack E. Polson Family 2013 Grantor Retained Annuity Trust.

The Reporting Persons have been advised that, as of the date hereof, Waud Capital Partners holds an aggregate of 11,788,476 shares, or 17.9%, of the Company’s Common Stock and Bain Capital holds an aggregate of 5,834,273 shares, or 8.8%, of the Company’s Common Stock. It is the understanding of the Reporting Persons that Waud Capital Partners and Bain Capital will each be filing a separate Schedule 13D.

(b) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

(c) None, other than Common Stock received by certain of the Reporting Persons from time to time related to equity-based awards granted under the Company’s Incentive Compensation Plan for serving as officers or employees of the Company.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The discussion of the Stockholders Agreement in Item 4 is incorporated herein by reference. The Stockholders Agreement also contains transfer restrictions with respect to equity of the Company held by certain of the Reporting Persons.

Concurrently with the execution of the Merger Agreement, the Company entered into a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the parties named therein. The Registration Rights Agreement, effective February 11, 2015, grants certain parties thereto “demand” registration rights for registered offerings and “piggyback” registration rights with respect to the Company’s securities. All expenses incident to registrations are required to be borne by the Company.

The descriptions of the New Registration Rights Agreement and Stockholders Agreements in this Schedule 13D do not purport to be complete descriptions and are qualified in their entirety by reference to the full text of the such agreements, which are incorporated herein by reference.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-35331), filed with the SEC on October 30, 2014).

Exhibit 3:	Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-35331), filed with the SEC on October 30, 2014).

Exhibit 4:	Amendment, dated February 11, 2015, to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K (File No. 001-35331), filed with the SEC on February 12, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs

By:	/s/ Brent Turner
Name:	Brent Turner

By:	/s/ Ronald M. Fincher
Name:	Ronald M. Fincher

By:	/s/ Jack E. Polson
Name:	Jack E. Polson

By:	/s/ Christopher L. Howard
Name:	Christopher L. Howard

By:	/s/ Danny E. Carpenter
Name:	Danny E. Carpenter

By:	/s/ Robert W. Swinson
Name:	Robert W. Swinson

By:	/s/ Fred T. Dodd, Jr.
Name:	Fred T. Dodd, Jr.

By:	/s/ Randall P. Goldberg
Name:	Randall P. Goldberg

JEREMY BRENT JACOBS GST NON-EXEMPT TRUST U/A/D 04/26/2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

SCOTT DOUGLAS JACOBS GST NON-EXEMPT TRUST U/A/D 04/26/2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

ELIZABETH GRACE TURNER 2011 VESTED TRUST

By:	/s/ Caryn Turner
Name:	Caryn Turner
Its:	Trustee

[Signature Page to Schedule 13D]

WILLIAM JESSE TURNER 2011 VESTED TRUST

By:	/s/ Caryn Turner
Name:	Caryn Turner
Its:	Trustee

RAS W. FINCHER II TRUST U/A/D 09-13-2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

MORGAN M. FINCHER TRUST U/A/D 09-13-2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

CODY C. FINCHER TRUST U/A/D 09-13-2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

JACK E. POLSON FAMILY 2013 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Jack E. Polson
Name:	Jack E. Polson
Its:	Trustee

[Signature Page to Schedule 13D]

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the common stock of Acadia Healthcare Company, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: February 17, 2015

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs

By:	/s/ Brent Turner
Name:	Brent Turner

By:	/s/ Ronald M. Fincher
Name:	Ronald M. Fincher

By:	/s/ Jack E. Polson
Name:	Jack E. Polson

By:	/s/ Christopher L. Howard
Name:	Christopher L. Howard

By:	/s/ Danny E. Carpenter
Name:	Danny E. Carpenter

By:	/s/ Robert W. Swinson
Name:	Robert W. Swinson

By:	/s/ Fred T. Dodd, Jr.
Name:	Fred T. Dodd, Jr.

By:	/s/ Randall P. Goldberg
Name:	Randall P. Goldberg

JEREMY BRENT JACOBS GST NON-EXEMPT TRUST U/A/D 04/26/2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

SCOTT DOUGLAS JACOBS GST NON-EXEMPT TRUST U/A/D 04/26/2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

ELIZABETH GRACE TURNER 2011 VESTED TRUST

By:	/s/ Caryn Turner
Name:	Caryn Turner
Its:	Trustee

[Signature Page to Joint Filing Agreement]

WILLIAM JESSE TURNER 2011 VESTED TRUST

By:	/s/ Caryn Turner
Name:	Caryn Turner
Its:	Trustee

RAS W. FINCHER II TRUST U/A/D 09-13-2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

MORGAN M. FINCHER TRUST U/A/D 09-13-2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

CODY C. FINCHER TRUST U/A/D 09-13-2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

JACK E. POLSON FAMILY 2013 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Jack E. Polson
Name:	Jack E. Polson
Its:	Trustee

[Signature Page to Joint Filing Agreement]